September 7, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Newmarkt Corp. Registration Statement on Form S-1 Filed August 1, 2016 File No. 333-212821

Ladies and Gentlemen:

We are submitting this letter on behalf of Newmarkt Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 26, 2016 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-212821) filed with the Commission on August 1, 2016 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Prospectus Summary, page 5

1.      Please disclose in the prospectus summary the minimum funding required from this offering to implement your business plan for the next twelve months. Please also reconcile your disclosure on page 8, that you require a minimum of $40,000 to implement your plan of operations for the next twelve months, with your disclosure on page 16, that to fully implement your plan of operations you require a minimum funding of $160,000 for the next twelve months.

Response:

The minimum funding statement was disclosed and reconciled.

2.      Please disclose in the prospectus summary that you are a development stage company. Please also disclose your monthly burn rate and when you would anticipate running out of funds assuming no shares are sold in this offering.

Response:

The development stage statement was disclosed in prospectus summary. The Company expects to receive the loan from Mr. Razvodovskij in case if no shares are sold. We believe that the Company will stay active for one year or so with the loaned funds from our director, Mr. Razvodovskij. Monthly burn rate of the Company is approximately $2,500.

Our Company, page 5

3.      Please clarify here and in the opening paragraph of the Description of Business section on page 16 that your business operations are located in Lithuania. Please also clarify if the revenues the company has realized so far are through operations in Lithuania.

Response:

The information was clarified.

Risk Factors, page 8

4.      Mr. Razvodovskij appears to reside outside of the United States. Please add a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against your sole officer and director. See Item 503(c) of Regulation S-K.

Response:

The risk factor was added accordingly.

Because our sole officer and director Denis Razvodovskij has other interests... , page 8

5.      Please briefly identify and discuss the outside business activities of your sole officer, and the potential conflicts that exist as a result of these other commitments, if material.

Response:

By outside business activities we mean family and related life activities of our sole officer and director. Potential conflict may occur in case of unexpected matter concerning family or someone related to Mr. Razvodovskij. As of the current date there is no potential or existing material or other conflicts between Mr. Razvodovskij and Newmarkt Corp.

Description of Business, page 16

6.      We note your disclosure that Mr. Razvodovskij has agreed to loan you funds, but has no firm commitment, arrangement or legal obligation to do so. Consistent with Exhibit 10.6, please clarify here that this is an oral agreement.

Response:

Mr. Razvodovskij has an oral agreement with Newmarkt Corp. and verbally agreed to loan the funds to the Company.

7.      We note the disclosure that cycling can be dangerous and you provide customers with helmets and safety equipment. Please disclose if you carry any liability insurance and include a risk factor discussing the risk associated with customer injuries while renting your equipment.

Response:

The information was disclosed and risk factor was added accordingly.

Initial Focus of Our Business, page 17

8.      We note that you indicate you are in negotiations for two potential customers and plan to sign agreements. Please clarify, if true, that there is no guarantee that you will reach agreements with these two potential customers.

Response:

The note was clarified.

Startup Equipment, page 17

9.      We note your disclosure that the Company is planning to expand the range of offered equipment for rental. Please clarify if acquiring these expanded types of rental equipment is included in the estimate of additional orders of rent equipment in the chart under “Plan of Operation,” at page 19, which discusses use of proceeds. If so, please add clarifying disclosure accompanying that chart, indicating the use of funds for these additional equipment types, depending at what percentage of shares are sold. Otherwise, please briefly expand the disclosure here to explain additional costs and timelines for expanding the range of additional offered equipment. If additional financing may be needed, and is not currently available, please also make that clear.

Response:

The acquiring these expanded types of rental equipment is included in the estimate of additional orders of rent equipment in the chart under “Plan of Operation,” at page 19, which discusses use of proceeds. The clarifying disclosure was added in accordance to the percentage of shares that might be sold in this offering.

Plan of Operation, page 19

10.  Please reconcile your disclosure here that Mr. Razvodovskij will devote approximately from 10 to 20 hours per week, with your disclosures on page 8 and 20 that he will devote approximately 20 hours per week.

Response:

The disclosure was reconciled.

Directors, Executive Officers, Promoter and Control Persons, page 22

11.  Please clarify if Mr. Razvodovskij is still working for UAB “Kantorius,” at the current disclosure indicates that he “was” working there for the past five years.

Response:

The statement was clarified.

Sincerely,

/s/ Denis Razvodovskij

President of Newmarkt Corp.